UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Metso Corporation

(Name of Subject Company)

n/a

(Translation of Subject Company’s Name into English (if applicable))

Republic of Finland

(Jurisdiction of Subject Company’s Incorporation or Organization)

Outotec Oyj

(Name of Person(s) Furnishing Form)

Series 22 EUR 100,000,000 Fixed Rate Notes due 27 June 2022

(the “2022 Notes”) and

Series 24 EUR 300,000,000 1.125% Senior Notes due 13 June 2024

(the “2024 Notes”),

each issued by Metso Corporation

(Title of Class of Subject Securities)

No CUSIP numbers issued.

2022 Notes:

ISIN: XS0795500437; Common Code: 079550043

2024 Notes:

ISIN: XS1626574708; Common Code: 162657470

(CUSIP Number of Class of Securities (if applicable))

Minna Helppi

Töölönlahdenkatu 2

Helsinki

FI-00100

Finland

+358 20 484 100

(Name, Address (including zip code) and Telephone Number (including area code)

of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

October 8, 2019

(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.	Home Jurisdiction Documents

Exhibit No.	Description

99.1	Consent Solicitation Memorandum, dated October 8, 2019

99.2	Notice of Meeting of the Holders of the 2022 Notes, dated October 8, 2019

99.3	Notice of Meeting of the Holders of the 2024 Notes, dated October 8, 2019

99.4	Press release regarding the consent solicitation, dated October 8, 2019

99.5	IIIA notice, dated October 8, 2019

99.6	Investor presentation, dated October 8, 2019

Item 2.	Informational Legends

The required legend has been prominently included in the documents referred to in Item 1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

n/a

PART III - CONSENT TO SERVICE OF PROCESS

A written irrevocable consent and power of attorney on Form F-X is filed with the Securities and Exchange Commission concurrently with this Form CB on October 9, 2019.

PART IV - SIGNATURES

After due inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

/s/ Jari Ålgars /s/ Nina Kiviranta (Signature)

Jari Ålgars Chief Financial Officer	Nina Kiviranta General Counsel
(Name and Title)

October 9, 2019
(Date)

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